UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K



[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2008

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___________ to _______________

                        Commission file number 000-51726



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MAGYAR BANK 401 (k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Magyar Bancorp, Inc.
                               400 Somerset Street
                             New Brunswick, NJ 08901

--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

                                                                           Page
                                                                          Number

(a)  Financial Statements of the Plan

       Report of Independent Registered Public Accounting Firm                 3

       Statements of Net Assets Available for Plan Benefits as of
       December 31, 2008 and 2007                                              4

       Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 2008                                    5

       Notes to Financial Statements                                           6

(b)  Schedule *

       Schedule of Assets (Held at End of Year) - Schedule H, Line 4i
       as of December 31, 2008                                                15


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)  Exhibits

       Index to Exhibits Required by Item 601, Regulation S-K                 17


--------------------------------------------------------------------------------
                                       2

             Report of Independent Registered Public Accounting Firm


The Plan Administrator and Participants
Magyar Bank 401 (k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ WithumSmith+Brown, PC
Somerville, New Jersey
June 8, 2009

                 Magyar Bank 401(k) Profit Sharing Plan

          Statements of Net Assets Available for Plan Benefits
                       December 31, 2008 and 2007


                    Assets                               2008              2007
                    ------                               ----              ----

Investments:
Interest-bearing cash                                   $ 8,083              $ 2
Insurance co. general account, at fair value            533,583          214,850
Registered investment companies, at fair value        1,548,015        2,197,407
Employer-related security fund, at fair value           322,273          574,310
Participant loans                                        67,033           96,397
                                                    ----------        ----------
Total investments                                    2,478,987         3,082,966
                                                    ----------        ----------
Receivables:
Employee contributions                                       -            13,879
Employer contributions                                       -             6,463
                                                    ----------        ----------
Total receivables                                            -            20,342
                                                    ----------        ----------
Total assets                                         2,478,987         3,103,308
                                                    ----------        ----------
Net assets available for plan benefits              $2,478,987        $3,103,308
                                                    ==========        ==========


See Accompanying Notes to Financial Statements

                     Magyar Bank 401(k) Profit Sharing Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 2008


Additions:
Investment Income:
Interest on interest-bearing cash                                    $      127
Interest on participant loans                                             6,100
Other interest                                                           10,306
Dividend income                                                          52,376
Net depreciation in fair value of investments                        (1,108,043)
                                                                     -----------
Total investment loss                                                (1,039,134)

Contributions:
Employee                                                                388,480
Employer                                                                185,624
                                                                     -----------
Total contributions                                                     574,104
                                                                     -----------
Total additions                                                        (465,030)
                                                                     -----------
Deductions:
Distributions to participants                                           156,468
Administrative expenses                                                   2,823
                                                                     -----------
Total deductions                                                        159,291
                                                                     -----------
Net decrease for the year                                              (624,321)

Net assets available for plan benefits, beginning of year             3,103,308
                                                                     -----------
Net assets available for plan benefits, end of year                  $2,478,987
                                                                     ===========

See Accompanying Notes to Financial Statements
                                       5

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan:

     The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the "Plan") is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

          General:
          The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the "Bank"), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Eligibility:
          The Plan covers all eligible employees of the Bank who have attained 18 years of age upon their first day of employment.

          Contributions:
          As of April 2, 2007, participants may contribute up to 80% of the first $225,000 of their gross earnings, as defined. Contributions of gross earnings may be either before-tax or after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes.

          Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution during the 2008 and 2007 Plan years was $5,000. Effective January 1, 2007, Plan provisions allowed for the automatic enrollment of all eligible participants upon entry into the plan of 3% of the participants' eligible compensation, which will be invested into a default investment option determined by the Plan sponsor. Additionally, participants who are currently making an elective contribution to the Plan will automatically have that contribution percentage increased 1% every January 1st to a maximum of 6%.

          The Company makes discretionary matching contributions of 100% of the first 3% of employees' elective contributions and 50% of the next 2% employees' elective contributions up to a maximum of 4% of gross earnings.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan (continued):

          Participant loans:
          Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 5.75% to 9.25% as of December 31, 2008. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

          Investments:
          Employees may elect to have their contributions and the applicable matching Company contributions invested in one of the various funds offered by the Plan.

          Participant accounts:
          Each participant's account is credited with the participant's pre-tax and after-tax contributions, the Bank's matching contributions and an allocation of Plan earnings. Plan earnings are allocated to participants based on each participant's share balance as a percentage of the Plan's total share balances. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

          Vesting:
          The employees are always 100% vested with respect to their own contributions. The Company contributions, together with the earnings or losses on these contributions, will be available to the employees at time of withdrawal only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Effective January 1, 2007, Company matching contributions for each year will vest at the rate of 20% per year of service for the first five years of service and employer non-matching contributions will vest 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - General description of the plan (continued):

          Payments of benefits:
          Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

          Administrative expenses:
          Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan through participant deductions and are reflected as administrative expenses.

          Plan administration:
          The Plan is administered by the 401 (k) Investment Committee appointed by the Bank's Board of Directors.

          Forfeitures:
          Forfeitures of non-vested participants' accounts are retained in the Plan and used to reduce future employer contributions. During 2008, forfeited non-vested accounts amounted to $7,954. The employer did not use previously forfeited amounts to fund employer contributions during 2008.

          Plan termination:
          The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies:

          Basis of accounting:
          The accompanying financial statements are prepared on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

          Use of estimates:
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment valuation and fair value measurements:
          Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements ("SFAS157"), which established a framework for measuring fair value and is to be applied prospectively. SFAS157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

          Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

          Level 2   Inputs to the valuation methodology include:

               o Quoted prices for similar assets or liabilities in active markets;

               o Quoted prices for identical or similar assets or liabilities in inactive markets;

               o Inputs other than quoted prices that are observable for the asset or liability;

               o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

                    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies (continued):

          Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

                    The asset's or liability's fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. Valuation techniques used to maximize the use of observable inputs and minimize the use of unobservable inputs.

                    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

                    Employer-related security fund: The Plan holds an investment fund which consists primarily of employer-related securities. State Street Bank is the fund's custodian and is paid related custodial fees. As of December 31, 2008, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund's assets, and the remaining 3% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund are only available to the participants of this Plan. This fund is valued at the net asset value ("NAV") of the units held by the Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor's publically traded stock value.

                    Mutual funds: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

                    Guaranteed investment contract: Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. The fair value of the contract is considered to be a level 2 measurement since its value is based on similar contracts with similar interest rates.

                    Participant loans are valued at cost, which approximates fair value. Management has concluded that the fair value disclosures required by SFAS157 are not significant to these financial statements. Accordingly, such disclosures have been omitted.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies (continued):

          The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

          Investment income recognition:
          With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Distributions:
          Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Note 3 - Investments:

          The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

                                                              December 31,
                                                              -----------
                                                           2008           2007
                                                           ----           ----
Employer-related security fund
       Magyar Employer Stock Fund                        $ 322,273     $ 574,310

Transamerica Life Insurance Co.
       Insurance Company/General Account                   533,583       214,850
       Fidelity Mid Cap Fund                                     *       212,879
       Fidelity Advisor Small Cap Fund                     142,319       241,328
       Transamerica Premier Diversified Equity Fund        161,092       290,650

Diversified Investment Advisors
       Transamerica Core Bond Fund                         261,048       244,253
       International Fund                                        *       199,473
       Intermediate Horizon Strategic Allocation Fund            *       197,577
       Transamerica Large Value Fund                       153,542       281,989


* Does not represent 5% or more of the Plan's 2008 net assets

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 3 -  Investments (continued):

          During 2008, the Plan recognized interest income of $16,406, which includes interest on participant loans of $6,100 and other interest of $10,306 on the Insurance Company general account. During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net depreciation in value as follows:

              Net depreciation in fair value of registered investment companies          $  (835,886)
              Net depreciation in fair value of employer-related security fund              (282,463)
              Net appreciation in fair value of insurance company general account             10,306
                                                                                         ------------
                     Total                                                               $(1,108,043)
                                                                                         ============

Note 4 -  Investment contract with Insurance Company:

          The Plan holds a benefit-responsive investment contract with Transamerica Life Insurance Company ("Transamerica"). Transamerica maintains the contributions in a general account. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts at contract value. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value.

          All of Transamerica's separate account funds are valued daily using publicly available quoted market prices, and participants bear the investment risks. The separate account funds must be reported at the fair market value in the defined contribution plan's financial statements. Accordingly, the disclosure requirements are not applicable to the separate account funds.

          The average yield on the insurance company general account was 3.53% and 3.87% in years 2008 and 2007, respectively. The contract's interest rate is reset monthly. In case of a pending plan termination or contract discontinuance, the surrender value would be different than the contract value. The Plan's administrator does not believe that the occurrence of any such event is probable. The contract has no stated maturity date, and the amount payable to Plan participants on demand is contract value.

                                   MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 5 -  Investment Valuation:

          The following table sets forth by level, within the FASB Statement No. 157 fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

                                                    Assets at Fair Value as of December 31, 2008

                                             Level 1          Level 2          Level 3           Total
                                             -------          -------          -------           -----
Mutual funds                                  $ 1,548,015       $       -       $ -         $ 1,548,015

Employer-related security fund                         -          322,273         -             322,273

Guaranteed investment contract                         -          533,583         -             533,583
                                             -----------        ---------      ------        ----------
Total assets at fair value                   $ 1,548,015        $ 855,856       $ -          $2,403,871


Note 6 -  Related party transactions:

          Included with the Plan's investment alternatives are shares of stock of Magyar Bancorp, Inc., and transactions of these shares qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the Plan held fair values of Magyar Bancorp, Inc. employer stock of $322,273 and $574,310, respectively.

          Certain Plan investments are shares of mutual funds and a guaranteed investment contract managed by Transamerica Life Insurance Co. and Diversified Investment Advisors. Transamerica Life Insurance Co. is one of the custodians of the Plans' assets, and Diversified Investment Advisors is the Plan's record keeper. Therefore, these transactions qualify as party-in-interest transactions.

Note 7 -  Tax status of the plan:

          The Plan has received a favorable determination letter from the Internal Revenue Service dated September 8, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                                  MAGYAR BANK
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 8 -  Concentration of risks and uncertainties:

          The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, including the significant declines in U.S. and world markets since December 31, 2008, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 9 -  Plan termination:

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 10 - New accounting pronouncements:

          In March 2008, FASB issued Statement of Financial Accounting Standards No. 161 ("FAS 161") "Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133 ("FAS"133)", which expands the disclosure requirements in FAS133 about an entity's derivative instruments and hedging activities. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact the adoption of this accounting pronouncement will have on the Plan's financial statements and related disclosures.

                     Magyar Bank 401(k) Profit Sharing Plan
                        EIN No.: 22-1085787, Plan No. 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                          Plan Year Ending: 12/31/2008

                          (b)                                                   (c)                                        (e)
              Identity of Issue, Borrower,              Description of Investment, Including Maturity Date,              CURRENT
  (a)           Lessor or Similar Party                       Rate of Interest, Par or Maturity Value                     VALUE
-----------------------------------------------------------------------------------------------------------------------------------
        American Funds                           American Funds New Perspective Fund                                  $ 24,904
        Fidelity Investments                     Fidelity Advisor Mid Cap Fund                                          93,484
        Fidelity Investments                     Fidelity Advisor Small Cap Fund                                       142,319
        Franklin Templeton Investments           Franklin Small Mid Cap Fund                                             3,539
        Franklin Templeton Investments           Franklin Small Cap Value Fund                                           8,997
        Loomis Sayles Funds                      Loomis Sayles Bond Fund                                                17,545
        Franklin Templeton Investments           Mutual Qualified Fund                                                  62,511
        PIMCO Funds                              PIMCO Total Return Fund                                                35,116
   *    Transamerica Premier                     Transamerica Premier Balanced Fund                                     47,459
   *    Transamerica Premier                     Transamerica Premier Diversified Equity Fund                          161,092
   *    Transamerica Partners Funds Group        Core Bond Fund                                                        261,048
   *    Transamerica Asset Allocation Funds      Intermediate Asset Allocation Fund                                     74,413
   *    Transamerica Partners Funds Group        International Equity Fund                                             102,071
   *    Transamerica Asset Allocation Funds      Long Horizon Asset Allocation Fund                                     43,563
   *    Transamerica Partners Funds Group        Large Value Fund                                                      153,542
   *    Transamerica Asset Allocation Funds      Short Horizon Asset Allocation Fund                                   112,113
   *    Transamerica Partners Funds Group        Stock Index Fund                                                      116,019
        Vanguard                                 Vanguard Target Retirement 2005 Fund                                      723
        Vanguard                                 Vanguard Target Retirement 2015 Fund                                    9,327
        Vanguard                                 Vanguard Target Retirement 2025 Fund                                   63,138
        Vanguard                                 Vanguard Target Retirement 2035 Fund                                    1,119
        Vanguard                                 Vanguard Target Retirement 2045 Fund                                   13,973
                                                 -----------------------------------------------------------------------------
                                                 Mutual Fund Total                                                   1,548,015

   *    Transamerica Life Insurance Co.          Cash Reserve Account                                                    8,083

   *    Transamerica Life Insurance Co.          Insurance Company/General Account                                     533,583

   *    Magyar Bancorp, Inc.                     Magyar Bank Employer Stock Fund                                       322,273

        Participants                             Notes Receivable with interest rates of 5.75% to 9.25%                 67,033
                                                 -----------------------------------------------------------------------------
                                                 Total Plan Assets                                                 $ 2,478,987
                                                 =============================================================================

        *indicates party-in-interest

        See Report of Independent Registered Public Accounting Firm.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Magyar Bank 401 (k) Profit Sharing Plan




                                       /s/ Elizabeth E. Hance
Date: June 12, 2009                    -----------------------------
                                       Elizabeth E. Hance
                                       President and Chief Executive Officer,
                                       Magyar Bancorp, Inc.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


Exhibit Number                    Exhibit
--------------                    -------

   23                   Consent of Independent Registered Public Accounting Firm

Exhibit 23


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-128392) of Magyar Bancorp, Inc. of our report dated June 8, 2009 relating to the financial statements of the Magyar Bank 401 (K) Profit Sharing Plan, which appears in this Form 11-K.


/s/ WithumSmith+Brown, PC
Somerville, New Jersey
June 8, 2009